IceCure Medical Ltd.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

July 23, 2021

Via EDGAR

Jane Park

Christine Westbrook

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Re:	IceCure Medical Ltd.

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted July 6, 2021

CIK No. 0001584371

Dear Madames:

The purpose of this letter is to respond to your letter of July 20, 2021, regarding the above-mentioned registration statement. For your convenience, your original comments appear in bold text, followed by our response. On July 23, 2021, we confidentially submitted an amended draft registration statement on Form F-1 (the “Registration Statement”). Page references in our responses are to the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 6, 2021

Prospectus Summary

Our Company, page 1

1.	We note your response to comment 5. Please expand your revised disclosure on page 3 to provide the basis for your belief that the results of your study were a factor in the ASBrS decision to update their guidelines for breast cancer treatment.

Response: We have expanded our disclosure on page 3 to indicate that our belief that the results of the Company’s study were a factor in the ASBrS decision to update their guidelines for breast cancer treatment is based on our discussions with the ASBrS following the ASBrS yearly conference in May 2018, in which we presented the preliminary results of our ICE3 trial.

Risk Factors

Risks Related to our Ordinary Shares

Our principal shareholders, officers and directors currently beneficially own approximately 75.81% of our ordinary shares, page 39

2.	We note your response to comment 1. Please expand your disclosure to indicate, if true, that you expect to meet the definition of a “controlled company” under Nasdaq listing rules after the completion of the offering.

Response: We have added a risk factor titled “because we are a “controlled company” within the meaning of the Nasdaq Stock Market rules, our shareholders may not have certain corporate governance protections that are available to shareholders of companies that are not controlled companies”, to indicate that we expect to meet the definition of a “controlled company.”

Business

Kidney Tumors Clinical Trials, page 67

3.	We note your response to comment 12. Please expand your disclosure to identify the serious adverse event observed in your kidney tumors trial that is currently ongoing in Israel.

Response: We have expanded our disclosure on page 67 to identify the one serious adverse event observed in our kidney tumors trial that is currently ongoing in Israel.

Intellectual Property, page 72

4.	We note your response to comment 16 identifying your patent and patent applications as utility patents. Please revise to disclose the type of patent protection for each of the issued patents and patent application, such as composition of matter, use or process.

Response: We have revised our disclosure on pages 72 and 73 to describe the type of patent protection for each of our issued patents and our patent application.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 10 – Revenues, page F-23

5.	We note your response to comment 22. Please expand your disclosure to include the detail of transaction price allocation in the revenue recognition footnote.

Response: We have expanded our disclosure on page F-25 to include the detail of transaction price allocation.

Exhibits

6.	We note your disclosure in the footnotes to the exhibit index that “portions of this exhibit have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.” If you intend to redact information pursuant to Item 601(b)(10)(iv) of Regulation S-K, please revise the applicable footnote to state that certain information has been excluded from relevant exhibits because it is both not material and the type of information that the registrant treats as private or confidential. Please also include a similar statement at the top of the first page of each redacted exhibit and include brackets indicating where the information is omitted from the filed version of each exhibit. Refer to Item 601(b)(10)(iv) of Regulation S-K.

Response: We have revised the applicable footnote to the exhibit index to state that certain confidential information has been excluded from relevant exhibits because it is both not material and would be competitively harmful if publicly disclosed. We have also included a similar statement at the top of the first page of each redacted exhibit and included brackets indicating where the information is omitted from the filed version of each exhibit.

If you have any questions or require additional information, please call our attorney Oded Har-Even at (212) 660 5002, of Sullivan & Worcester LLP.

Sincerely,

IceCure Medical Ltd.

By:	/s/ Ronen Tsimerman
Chief Financial Officer

cc:	Christie Wong Terence O’Brien